Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

ENTERGY CORPORATION

Moderator: Paula Waters

April 25, 2013

10:00 am CT

Operator: Good day everyone and welcome to the Entergy Corporation First Quarter 2013 Earnings Release Conference Call.

Today’s call is being recorded.

At this time for introductions and opening comments, I would like to turn the call over to Vice President, Investor Relations, Ms. Paula Waters. Please go ahead.

Paula Waters: Good morning, and thank you for joining us.

We’ll begin today with comments from Entergy’s Chairman and CEO, Leo Denault, and then Drew Marsh, our CFO, will review results. In an effort to accommodate everyone with questions this morning, we request that each person ask no more than two questions.

As part of today’s conference call, Entergy Corporation makes certain forward-looking-statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties, and there are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

Additional information concerning these factors is included in the company’s SEC filings.

ITC filed a registration statement on Form S-4 with the SEC, registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on February 25, 2013.

ITC shareholders are urged to read the prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions.

In addition, TransCo, will file a registration statement with the SEC, registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions.

Entergy shareholders are urged to read the prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement when available, and any other relevant documents because they contain important information about ITC, TransCo, and the proposed transactions.

The registration statements, prospectuses, and other documents related to the proposed transactions, when they are available, can be obtained free of charge from the SEC’s website at www.sec.gov and can also be obtained, free of charge, upon written request to Entergy or ITC.

Now, I’ll turn the call over to Leo.

Leo Denault: Thanks, Paula, and good morning everyone.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

As Paula said, I will give some opening comments before Drew reviews the details on what was a very solid first quarter.

Over the past three months, the executive leadership team has spent a lot of time making sure we are focused at every level of the organization on what we’re trying to accomplish and how we plan to get there. I want to take some time this morning to share some of what we’ve discussed with all of you.

Before doing so, I would be remiss if I did not mention the tragic accident that occurred at the Arkansas Nuclear One plant on March 31st.

First and foremost, our thoughts and prayers go out to the family and friends of the ironworker who lost his life, as well as the other workers who were injured, when a crane carrying a 550 ton piece of equipment collapsed as it was moving the component out of the turbine building, which is a non-nuclear area of the plant. We are deeply saddened by this event.

Drew will touch on where we stand in the process in a moment, but I wanted to express our appreciation for all of the employees who are working tirelessly to restore order and get both units back online in a safe manner to provide the clean and reasonably-priced power for our Arkansas customers.

Now the opportunities that lie ahead of us are great. We’ve distilled these opportunities into seven strategic imperatives that benefit our key stakeholders: owners, customers, employees, and the communities we serve. I will go through each strategic imperative in turn, and in doing so I’ll include an update on recent key events.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

To repeat something we’ve said many times before, we first have to do the basic things right each and every day, including being safe in all we do, operating efficiently and maintaining secure facilities, complying with all regulatory and legal requirements, providing excellent customer service, and keeping the lights on, the gas flowing, and providing chilled water and steam.

This operational excellence component of our business model is the key to making sure we are successful.

And while we spend a large amount of time talking about the more strategic moves we make, operational excellence is where most of us spend the majority of our time each day. And, it enables us to focus on the strategic imperatives.

The first strategic imperative relates to initiatives we’ve talked about quite a bit over the last two or three years. Execute on the MISO and ITC initiatives.

There are significant benefits to customers of approximately $1.4 billion projected in the first decade from the Entergy operating companies joining the Midwest Independent Transmission System Operator, or MISO. Savings to customers lowers their bills and improves our ability to fund future investment.

Joining MISO also reduces risk for our owners and other key stakeholders by transferring functional control to a mature entity. The targeted cutover to MISO is December 18th.

Events during the first quarter include a final order in Arkansas conditionally approving Entergy Arkansas joining MISO, allowing the company to cease efforts on the standalone option.

Completion by an independent consultant of a review of Entergy Texas’s updated analysis of the rate impact of cross-jurisdictional power purchase agreements expiring when Entergy Texas exits from the system agreement. And filings in Missouri, providing notification of Entergy Arkansas’ intent to join MISO.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

Regarding that last item, as part of the ITC filing process in Missouri, interventions by a few parties have raised MISO issues. These Missouri filings were made to resolve the issues and ensure we go to MISO later this year.

Turning to the ITC transaction, it is the right transaction at the right time with the right partner. We know that the Federal Energy Regulatory Commission was directed by Congress to provide a more reliable technologically advanced grid interconnected on a super-regional or national basis with better access to generating resources that can lower costs to customers.

Historically, the fragmentation of the industry and the focus on connecting load and resources within limited regional boundaries have frustrated this objective. The addition of regional transmission organizations to the mix has had a positive impact, but is not in and of itself enough.

Therefore, in order to fulfill the objective of a more reliable grid with access to lower cost dispatch and generating capacity, FERC has instituted rate tariff structures that facilitate a more regional, more accessible, and more reliable grid.

To accomplish this, FERC has instituted a federally approved rate construct with specific emphasis on providing an adequate ROE, a credit-worthy capital structure, and the efficiency of a forward test year that will encourage companies to achieve the national public interest vision defined by Congress.

ITC’s unique business model is designed and positioned to achieve Congress’ intent to the fullest extent, but that is not enough. We also believe ITC can provide a more reliable standardized and better run grid that will ultimately lead to lower overall delivered cost of energy in the Mid-South, enhanced economic standing and prospects for our communities, and better opportunities for our employees through a single business unit transmission organization both in terms of their advancement and their ability to serve the transmission business.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

It starts with ITC’s independence and broader planning perspective. Entergy’s utilities plan for the reliability needs of all customers within the Entergy region, but have limited ability to optimize those plans across regions.

The Entergy utilities also identify transmission upgrades that facilitate low cost energy delivery to our load. We do the same for wholesale transmission customers that request transmission service, or economic studies under our FERC Open Access Transmission Tariff.

However, this structure typically results in economic upgrades being evaluated individually for different customers. And as with reliability planning, we have limited ability to optimize such plans across regions.

Also because we have our own generation, developers are less likely to share commercially-sensitive generation information for our planning studies. Only ITC, with its complete independence and non-market participant status, can develop comprehensive plans that incorporate such critical economic information.

Only ITC can evaluate and optimize transmission planning needs for all customers, those within and outside of the Entergy region, in a broader, more unified planning process that is viewed as independent and unbiased by market participants.

ITC is also better able to conduct transmission planning across the seams of RTOs such as those between MISO, the Southwest Power Pool, SERC, and TVA. ITC’s rate construct is the platform for supporting the capital investments needed to build the transmission grid of the future. ITC’s independence and broader playing process will ensure ITC is able to identify the most efficient and cost-effective investments for that future.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

This is particularly important in an RTO structure where a more robust transmission system leads to less congestion and lower production costs which benefit customers across regions. Beyond independence and planning, ITC’s sole focus on building, maintaining, operating, and owning transmission leads directly to operational excellence.

Each of the three companies that ITC has acquired has undergone targeted cost-effective investment and maintenance programs that led to significant improvements in transmission system performance. ITC’s transmission reliability statistics on its mature systems are top-decile. Better reliability means reduced congestion, lowering production costs for customers.

In addition, it translates to fewer outages and better power quality for our customers, and in particular for our largest industrial customers that employ the most people in our communities. Better service reduces the economic impact of outages for these customers and leads directly to a more competitive and growing economy in our region.

The Entergy operating companies’ participation in MISO will not achieve all of these benefits. But as a super regional independent transmission organization with broad experience in multiple markets, ITC will.

Last week, ITC received shareholder approval for the transaction. We are now entering a key stage in the retail regulatory approval process. Regulatory staffs and intervenors have begun filing testimony stating their positions on the record. We anticipated the concerns reflected in their filings as part of the review and approval for such an important change in our business model.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

These are the same issues that have been raised at commission meetings, in the stakeholder engagement process, during technical conferences, and in other forums. We look forward to discussing these concerns in the context of the many benefits of the ITC transaction and working to address them in a meaningful way.

Any proposal that would transform a significant part of the electricity business in the Mid-South is going to spur debate, as it should. And, there is no doubt that the transaction itself is somewhat complicated. We recognize that it is not as easy to point to quantifiable benefits as it is for the transition to MISO, which is based on the transmission system that exists today.

However, the benefits for our customers, employees, and communities are real. They will be produced over time as they are the benefits that will be based on what the system can become in the future under the right structure. They are worth the extra effort, we’re committed to the process, and we’re committed to this transaction.

The second strategic imperative is to optimize our organization through human capital management. This imperative is a broad-based strategic effort to analyze how to achieve sustainable savings in all parts of the organization. As the title implies, cost savings are definitely a component here. But it’s not just about costs; it’s broader than that.

At its core, this effort, which is linked to the objectives of the other strategic imperatives, is about redesigning and reorganizing the business for the long-term through a thoughtful and deliberate process considering all stakeholders. We do expect that workforce reductions consistent with the redesigned business organization will result.

I want to assure you that safety, security, reliability, and compliance remain squarely in our focus and will not be compromised. Detailed plans and goals are under development now. I know you will have questions about what all this means. All I can commit to today is that we’ll provide more clarity around mid-year.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

Maintaining our financial flexibility is another strategic imperative of the company. At the end of the first quarter 2013, gross liquidity stood at a substantial $3.8 billion, and all of our credit ratings were stable.

As we have always done, we will work to maintain our solid financial footing even in light of the reduction in cash flow at EWC for low natural gas and power prices, and markets which do not provide a fair market value for capacity due to poor market rules, and in some cases face constant intervention by state regulators which suppresses the fair market value of these resources.

As we’ve discussed in the past, investment grade ratings are important to us. Investment grade ratings allow us to lower costs, maintain access to capital in tough times, and support our commercial activities and capital investments.

While we can currently meet these objectives, we need to pursue and execute on the strategic initiatives I am outlining today to be better positioned to provide the financial flexibility required to pursue more customer and owner-focused actions over and above current plans, such as incremental infrastructure investment, capital distributions, and corporate strategic opportunities.

The fourth strategic imperative is to grow our utility business. The utility is focused on being a leading operator, meeting our customer needs through thoughtful and innovate rate making, aligning efforts for customers, regulators, and owners, and being recognized as a strategic partner for growing stronger communities.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

We want to build off the region’s rate advantage through economic development in each of our jurisdictions. And as we’ve done before, we will need to make future investments to better serve our customers and communities.

For example, on the economic development front, in the first quarter 2013, we reached an agreement on a long-term contract with a new large scale industrial facility, a steel mill in Arkansas expected to begin construction later this year.

This project, along with numerous other economic development projects announced in the last several months throughout our service territory, represents significant potential benefit to our communities. In aggregate, benefits could include over $40 billion in new capital and more than 20,000 jobs created, both direct and indirect, with about 7,000 of those being direct.

Even if only a portion of these projects come to fruition, they will have a significant positive impact for our communities. We have teams in place who have refocused and reorganized to help attract and support these projects for the betterment of our region.

Continuing to develop and implement effective and efficient regulatory constructs is the fifth strategic imperative. Simply put, we want to find better ways to set rates and proactively build regulatory constructs that align prices and customer satisfaction with returns on new investment to eliminate some of the risks we’re not compensated for, provide certainty around the timing and level of recovery, and keep our rates reasonable while we maintain our financial footing.

Our regulators have a long-standing appreciation for constructive policies that facilitate investments for customer benefit. The approximately $2 billion in investments reflected in rates around the time they were acquired or placed in service last year is just one example.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

Of course our regions have utilized formula rate plans for a long time, since the mid-90s in some jurisdictions, including provisions for timely recovery of capacity costs.

To that end, I know many of you were watching the inquiry in Mississippi on ROE methodology. In March, the consultant hired by the staff of the Mississippi Public Service Commission issued its findings. The final report did not recommend any changes to the ROE determination process at this time.

In another development supporting efficient regulatory constructs, the Public Utility Commission of Texas found at its April 11 open meeting that they have the authority to approve a purchased power capacity rider, and a capacity rider is in the public interest. This matter is again on the agenda for discussion at today’s open meeting.

Once approved, the capacity rider combined with the already approved distribution and transmission rider mechanisms provide more efficient recovery mechanisms over time in addition to periodic rate cases.

While these mechanisms are important, rate cases will always be a component of efficient and effective regulation. It is part and parcel of what any regulated cost-of-service based utility company does. There are standard processes and issues like ROE that are part of every rate case.

And as you know, we have four rate cases underway now, along with outstanding FRP filings. Additional details are provided in the appendices of today’s investor news release and webcast slides.

The sixth strategic imperative relates to the EWC business — Improve EWC Results. This one involves costs, revenues and structure.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

As you know, near-term power prices in the Northeast are challenging, and some of our EWC plants face financial challenges. In the first quarter, however, due to regional natural gas limitations and cold weather, daily power prices surged as high as $250 per megawatt hour in New England.

Longer-term, we continue to have a constructive point of view on power prices against the current forward curve. While we can’t control what power prices do, there are things in our EWC business we can control, and that’s where we’re focused.

We are looking for ways to improve efficiency and productivity. We will look at what we can reasonably do to maintain the viability of these plants while keeping safety and security as our top objectives. At the same time, we will continue to advocate for fair, competitive and efficient markets in the region.

Improved efficiency and productivity in conjunction with efficient markets are critical to our business, because we believe continued operation of our facilities brings benefits to all of our stakeholders.

I know many of you are well acquainted with the views of some leaders in New York. It is important to point out that Entergy is aligned with virtually all of their stated policy objectives. We all want clean air and actions taken to address the risks of climate change. We all want good-paying jobs and investments to support our communities. We all want reasonably priced and reliable power for customers.

We all want flexible infrastructure that can respond quickly to restore power following natural events like Superstorm Sandy last year. And we all want generation diversity to support system reliability, and not rely too heavily on any single type of generation, consistent with New England’s concerns about gas dependency.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

We believe our nuclear plants are the best answer to meet all of those objectives over the long term. Taking Indian Point as an example, as numerous studies have concluded, replacing Indian Point will not be cheap. New projects will result in higher rates for customers, more volatile costs and more emissions, but not better reliability.

We recognize some counter these facts with safety concerns, particularly the proximity of Indian Point to New York City. Our plants must be and are safe and secure — a responsibility we hold to the highest degree. The Nuclear Regulatory Commission is charged with that oversight.

Along with the actions taken by all nuclear operators in the United States, the NRC regulatory oversight makes the US nuclear fleet among the safest, most secure industrial complexes in the world. It has always been our desire to work with local communities to educate them on the benefits our facilities provide, consistent with the common objectives I just outlined.

As to safety, it is also our desire to work with the communities we serve to assure them we are doing what we can to honor our commitment to the safety and security of those facilities, just as we have in New York, since the State of New York first sold us Indian Point 3 and FitzPatrick more than 12 years ago; as we did when we agreed to have the independent safety evaluation performed at IPEC in 2008 — the only plant in the country to voluntarily submit to an extensive Blue Ribbon audit; and as we plan to continue in the future.

As the license renewal and other processes go on, we believe these facts are important for all of our stakeholders to keep in mind, and we remain willing to work closely with whomever we can to resolve any issues in a mutually agreeable way.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

The last strategic imperative is more internal to how we operate as a company — Corporate Alignment. We are currently working toward aligning management practices and culture such that leaders throughout the organization are capable of inspiring high performance, acting as performance catalysts, setting high expectations and helping the organization achieve them. This strategic imperative facilitates achievement of all of the others.

In closing, our long-term objective remains, as always, to create sustainable value for our owners, our customers, our employees and our communities. These stakeholders are inextricably linked. All share in the success of the company.

For our owners, we define value as top quartile total shareholder return. For customers, value is reasonable cost and safe and reliable products and services. For employees, value means an engaged, diverse, inclusive and safe work environment with opportunities for advancement, enabling employees to seek ways to improve success for all stakeholders.

And for our communities, we define value through successful economic development, philanthropy, volunteerism and advocacy, and by operating our business safely and in a socially and environmentally responsible manner. We’re pursing these seven strategic imperatives I just discussed to create value for all of these stakeholder groups.

For 2013 it is clear that entering MISO provides savings for customers, and closing ITC provides incremental customer benefits beyond what MISO alone can produce. Operating more efficiently through the human capital management strategic imperative facilitates system-wide investments, benefiting our customers and the communities we operate in.

Growing the utility and implementing efficient and effective regulatory constructs supports keeping rates reasonable and attracting capital to our utilities for the long term. And improving EWC’s financial standing is a necessity, where we will make the right decisions knowing there are implications to all stakeholders.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

We have a unique opportunity today to choose, create and pursue a path for the company and its stakeholders with clear focus on our goals. And I can assure you that from the Board of Directors to the executive leadership team to all of us as employees, we are prepared to seize the opportunities and make the sometimes tough decisions and implement the steps necessary to achieve success.

That is who Entergy has been, it is who we are and it is who we will continue to be. I’m sure you have lots of questions about events over the past quarter, but before we get to that, I’ll turn the call over to Drew to cover quarterly results. Drew?

Drew Marsh: Thank you, Leo, and good morning everyone. In my remarks today I will cover first quarter 2013 financial results; cash performance for the quarter; 2013 earnings guidance; a status update on the efforts following the tragic accident at ANO; and a few closing comments.

Now let’s turn to the quarterly financial results. Slide 2 summarizes first quarter 2013 results on an as-recorded and operational basis. Operational earnings per share were 50 cents higher compared to a year ago, driven by top line growth at Utility and EWC. Results were slightly lower at Parent and Other.

First quarter as-reported earnings in both periods included a special item for expenses incurred in connection with the proposed spin-off and merger of Entergy’s transmission business with ITC Holdings Corp. Spending on our spin-merge initiative reduced earnings per share by 4 cents in both periods. First quarter 2012 results included a special item for the Vermont Yankee impairment recorded at EWC, which reduced earnings per share $1.26.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

Slide 3 summarizes the major drivers by segment. Starting with the Utility, operational results were higher in 2013, due primarily to higher net revenue and lower income tax expense. These items were partially offset by higher non-fuel operation and maintenance expense and higher depreciation expense.

Utility net revenue increased due to both pricing and volume factors. Pricing adjustments included regulatory actions for the approximately $2 billion in investments placed in service in 2012. I’m referring to the Grand Gulf uprate, the Hinds and Hot Spring plant acquisitions, and the Waterford 3 steam generator replacement.

All of these investments provide efficient, low-cost, clean energy for our utility customers. Net revenue for the first quarter of this year included recovery of these major investments, and the associated expenses.

Quarter-over-quarter retail sales also increased due to the effects of weather. At EWC, operational earnings increased 19 cents per share, due largely to higher operational adjusted EBITDA.

Slide 4 summarizes EWC’s operational adjusted EBITDA for the first quarter of the current and prior year periods. The quarter-over-quarter increase of $50 million was due primarily to higher net revenue driven by higher energy and capacity prices for EWC’s nuclear fleet. Average revenue per megawatt hour for EWC’s nuclear business was approximately $8.00 higher than last year.

For some time now, we have talked with you about our bullish view of power prices. Some of the factors in the recent power price movements were ones we anticipated in our point of view, and some not.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

In addition to supportive late winter weather, key fundamental drivers included robust industrial and generation gas demand and fewer operating gas-drilling rigs, leading to lower gas inventory levels, and a roughly 25% improvement in Henry Hub price levels in the first quarter.

New England natural gas & power prices also increased from lower than expected LNG imports driving up delivered gas prices in that region. Capacity pricing continued to improve in New York as the effects of FERC decisions on capacity mitigation and recent retirements played out.

Slide 5 summarizes our cash flow performance for the first quarter. Operating cash flow was $544 million; $57 million lower than the same period a year ago. The main drivers of the overall decrease were higher deferred fuel refunds and non-capital storm costs from Hurricane Isaac and the December 2012 Arkansas ice storm. These decreases were partially offset by higher net revenue at EWC.

Slide 6 summarizes our 2013 earnings guidance range. The as-reported guidance range was updated to reflect the special item recorded in first quarter 2013 noted earlier. We will continue to update as-reported guidance as actual costs for the ITC transaction are incurred. We also affirmed our operational guidance range of $4.60 to $5.40 per share.

We would like to point out changes in a few drivers since we originally set guidance. Last quarter we mentioned updated pension and post-retirement cost estimates, which came in approximately 17 cents per share higher than the midpoint assumption.

For EWC, we’ve seen increases in Northeast energy and capacity prices since guidance was initiated last fall. The current projected overall average price for EWC nuclear — which includes both energy and capacity — stands today in the range of about $50 per megawatt hour, based on contracts and market prices at the end of March.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

This compares to $47 per megawatt hour assumed in guidance, partially offsetting was approximately 600 gigawatt hours of lower-than-expected nuclear production in first quarter 2013. The currently projected net effect of these price and volume variances is approximately 30 cents per share on a full-year basis relative to the guidance midpoint.

On the Utility side, weather was a negative 10 cents per share versus the normal weather assumed in guidance. Other factors that can also affect results going forward include utility sales, especially during the high-demand summer months; outcomes of rate actions, including formula rate plans in Mississippi and New Orleans; and non-fuel O&M expense, which can vary depending on several factors.

Another uncertainty results from the tragic industrial accident at Arkansas Nuclear One on March 31st of this year. The Unit 1 side of the turbine building incurred the majority of the damage. Unit 2 was also affected, but is expected to return to service in May.

For Unit 1, we are still early in the assessment process to develop cost estimates and schedules for repair of that unit. Work to date has focused on assuring that the structure is stable, such that it is safe to assess what went wrong, remove the debris, and then create a detailed evaluation of what is required to repair the unit.

This work will provide the information necessary to develop cost estimates and schedules for recovery. At this time it is still too early to estimate the effects this accident could have on 2013 earnings guidance or the three-year capital plan. We expect to finalize the estimates in the coming weeks.

I want to assure you that we are pursuing all avenues at our disposal to recover damages resulting from this accident, including insurance. ANO is insured by Nuclear Electric Insurance Limited, or NEIL, and Entergy Arkansas has initiated discussions with NEIL concerning coverage.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

Similar to estimates for cost and timing to return Unit 1 to service, it’s too early to tell where these discussions will end up. We’re working through these processes and will provide an update at the appropriate time.

In closing, I would like to highlight a few items. First, supporting our efforts to increase financial flexibility, in March of this year Entergy and four of the utility operating companies invoked extension provisions for their revolving credit facilities. The extensions provide an additional year of liquidity under the same terms and at a low transaction cost.

More than 99% of total bank commitments under these facilities were extended, and those commitments now expire in 2018.

Next Leo talked about recent large scale industrial development in our utility service territory. Adding new large industrial customers has the obvious benefit of providing new revenue.

That new revenue includes a return on the capital required to service that customer and also contributes to existing fixed costs which helps our current customers by spreading the cost of service over a larger customer base.

In addition, the move to MISO gives us improved flexibility to serve that incremental load ultimately leading to even lower costs which is good for customers and all our stakeholders.

Finally, for EWC we continue to see bullish fundamental trends in gas and power prices in both the near and long-term and looking ahead we’ll note that formation of a lower Hudson Valley capacity zone assuming it occurs as expected by summer of 2014 should also provide material uplift to Indian Point revenues.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

While we have a bullish price outlook, there are many other factors that affect EWC’s business. We’ll continue to work on the things we can control including improving efficiency and productivity while keeping safety and security as our top objective.

In all of our businesses we’re committed to maintaining focus on the things that matter and delivering optimal value to all of our stakeholders.

And now the Entergy team is available for questions.

Operator: Thank you. If you would like to ask a question please signal by pressing Star 1 on your telephone keypad. If you’re using a speakerphone please make sure your mute function is turned off to allow your signal to reach our equipment. Again, press Star 1 to ask a question.

We’ll pause for just a moment to allow everyone an opportunity to signal for questions.

We’ll take our first question from Julien Dumoulin-Smith.

Julien Dumoulin-Smith: Hi, good morning, can you hear me?

Leo Denault: Good morning, yes we can hear you Julien.

Julien Dumoulin-Smith: Excellent. Well congratulations on a solid quarter. I was curious actually here to get a sense. Can you hear me? First on the sense of forward New England prices here. I know you realized a lot in the first quarter. Are the Algonquin forwards here representing the upside resulting from the gas shortages? Is that… do you see that as being fairly characterized?

Leo Denault: Bill, do you want to…

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

Bill Mohl: Sure. Well, we certainly saw an uplift in those markets from both the real-time and the forward perspective so yeah, I think you’re right, Julien, that that’s been driving that and so that’s had an impact on improved pricing for that area.

Julien Dumoulin-Smith: Great. Secondly here just thinking more structurally. As you think about the Indian Point asset, how much upside—how do you think about quantifying Lower Hudson Valley next year? When are you thinking that implementation realistically takes effect? And, you know, how do you think about the downside here of the contingency planning? How do you kind of put that all together here and…

Bill Mohl: Let’s take those two separately. So, as you think about the LHV zone, we’re cautiously optimistic that that’s going to be put in place in the summer of 14. Obviously there’s some steps to follow through on and that’s not finalized, but we remain optimistic that will happen. We see that as obviously providing an uplift in those capacity prices for that zone. You know, it’s really hard to say but we’re probably, you know, looking somewhere in the range of two to four dollars a KW month as it relates to that.

So, we’re bullish on that issue. As it relates to the reliability contingency plan, obliviously we’re engaged in that overall effort. Our point of view, quite honestly is that Indian Point remains the most cost effective resource to meet the reliability needs for the state and especially for New York City. We’ve seen a lot of projects that are being proposed. Obviously we’re looking at each of those. A couple of things that you have to keep in mind, all of those projects are going to be more expensive than the alternative of continued operation of Indian Point and majority of those projects are in the early phases so they have to be permitted, they have to be licensed, they have to be financed and they have to be constructed. So, we will continue to kind of work down that road but our point of view is the best option out there is Indian Point.

ENTERGY CORPORATION

Moderator: Paula Waters

04-25-13/10:00 am CT

Confirmation # 9708842

Julien Dumoulin-Smith: And kind of tying those two together, is there an opportunity for a conversation with the state about Indian Point’s future at any point? I know you’ve kind of alluded to that in the past. Is that on the table in any sense here?

Bill Mohl: Well, that… I guess that’s always on the table so we are always willing to engage in discussions that are mutually beneficial, but obviously we can’t comment on the specific discussions at this point in time.

Julien Dumoulin-Smith: Great. And then perhaps in the same vein of thinking, looking at the Southeast portfolio rather, for Louisiana there’s been some discussion about a so-called trust structure. I’d be curious, what does that mean to you as you think about any potential middle points or consensus if you will. I mean, is that at all on the table here in any sense?

Leo Denault: Theo do you want to take that?

Theo Bunting: Sure Julien, this is Theo Bunting. As what it means to us if you read the context in which this was discussed, it was really about jurisdictional concerns which obviously we knew going into this there would be jurisdictional concerns. So we take this question much as we have all other questions around jurisdictional concerns and issues that have been raised in that context. You know, the net result of this from a procedural perspective was that it extended the discovery period but did not extend the overall end-date in terms of a decision from the Louisiana Commission. And as we go forward through that process we’ll obviously address any additional questions that may be raised as a result of this and respond accordingly. But, you know, again it’s not something that quite frankly we view as an issue that is dealt with any differently then all issues within the context of this proceeding. We’ll address it, we’ll answer the questions. We believe the transactional structure is the right structure. We believe it’s the right party. We believe it’s the right time. So we continue to appreciate the benefits and value associated with the transaction structure and obviously that’s something that we’ll have to continue to work through and convey the benefits associated with that structure to all parties and ensure that they understand that.

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Julien Dumoulin-Smith: Great. Thank you very much for the time guys.

Operator: We’ll take our next question from Mr. Dan Eggers with Credit Suisse.

Dan Eggers: Hey good morning guys.

Leo Denault: Good morning, Dan.

Dan Eggers: Hey, just stepping back a little bit on the ITC transaction, but – you know, when you guys announced the deal, there was an awful long time between announcement and filing because you want to take the time to work with this different parties involved in each one of the states to understand and explain the merits of the deal and then understand their concerns to try and, you know, find a good compromise before the filing process started. We now look at kind of intervener testimony coming in and there’s kind of probably the expected opposition still showing up and kind of points being made. Is there a bridge too far to cross from where their positions are relative to what you guys tried to educate them on beforehand or is this, you know, a posturing negotiation exercise and if so what do you guys think are the key hinge-points to resolve for these parties?

Leo Denault: Dan, I wouldn’t characterize what we did in the process when we were reaching out to everybody after we announced as trying to find compromise. The way we had characterized that was to get a good handle on their concerns and I think we did and as I pointed out in my script the kinds of things that we see in the testimony that has come in so far are the kinds of things that we would have anticipated and actually they’re the kinds of things that we’ve talked about with you and others over the course of that time.

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So it really wasn’t trying to find a compromise, it was trying to make sure that we were listening to them and that we understood what they were going to be concerned about and as it turns out we’ve got, I think, a pretty good handle on that.

We don’t think it’s a bridge too far, obviously, and the bottom line here is at the end of the day we believe that this transaction will provide lower costs of delivered energy to our customers and you can read that to mean lower rates for customers over time.

That’s going to come about based on everything that I mentioned in the script as it relates to limiting congestion, improving reliability and access to more generation that would have happened in the alternative. We realize it’s difficult to paint the picture here versus what we painted in MISO because MISO is based on the system that exists today.

If you think about all the… all the types of issues we had to deal with when we were trying to prove up the case with MISO as it relates to the transmission system that exists and the limitations around that. The single path through which SPP was trying to argue we couldn’t get to MISO. All of those things were because the transmission system that exists today is what you were dealing with.

And while it has with it inherent problems that people can point to, the transmission system that exists today and how that works, it’s easy to look at. You can model it, it’s there.

The intent of the ITC transaction is to put in place a structure that will create a different transmission system. The benefits that arise to the customers of Entergy and across the region are because a different transmission system will exist at the end of the day.

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So it is a little bit more challenging to convince people because you can’t run a model on today’s transmission system with today’s generation and come up with the $1.4 billion of benefits.

But it’s not impossible to see that future because that’s exactly what Congress and the FERC intended when they put in place the structure that brought about a company like ITC coming into existence.

So it’s, it’s very easy to see where those benefits come from. It’s very easy to see that a new, different, constructed transmission system across regions planned a little bit differently by people who are not market participants will create the kinds of benefits that we talk about.

The difficulty is that we can’t point to the system that exists and run the models. Well, that’s the whole point is to get a new system. So it’s not a bridge too far it’s just an education process that we have to go through. It’s a regulatory process we’re going to have to go through. I think what we’ve seen throughout the process is everyone is open to hearing what we have to say. The technical conferences, the stakeholder outreach, all of that has gone very well. Had great questions from everybody, we’ve got testimony now and now, as I said in my script, begins the real process of figuring out how we bring it across the goal line. But, we do not think it’s a bridge too far.

Dan Eggers: And I guess again, just to go in the converse, if a deal didn’t get done or didn’t get approved, how much of the benefits you would see from ITC—the reliability, the congestion, those sorts of things—would be gained or lost relative to ITC operating the entire system?

Leo Denault: Well, if we don’t—if ITC does not operate the system, if they don’t own the system, then all of the value that comes from true independence, that interaction with market participants that’s different than what we would do, that planning across seams which is different than we would do, that planning done by a—we would describe a super-regional transmission organization, it’s just not going to happen.

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The transmission system of the future that Congress and the FERC envisioned when they put all of this in place isn’t going to come about. And so that’s—those are the customer benefits that would not be realized. But it… because the system’s going to be planned in large part—it will be planned differently than we do it today under MISO but MISO doesn’t own the transmission system so they don’t do the actual bottom’s up planning and they’re not in the same position to have the desire to create that cross-customer boundaries, cross regional boundaries, cross RTO seams that ITC will.

Dan Eggers: Okay, got it. Thank you for the time, I appreciate it.

Leo Denault: Thank you Dan.

Operator: We’ll take our next question from Mr. Stephen Byrd with Morningstar.

Stephen Byrd: Good morning.

Leo Denault: Good morning Stephen.

Stephen Byrd: I was wondering if you could—and I’m with Morgan Stanley.

Male: We didn’t know if you had changed firms or not, overnight.

Stephen Byrd: Yeah, no, I hope not. But just wondered if you could give a quick update on the New York water quality process just in terms of things we should be looking out for from a process timeline point of view or anything else that’s sort of going on your water quality?

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Leo Denault: Sure, Bill?

Bill Mohl: Sure. We’ve got obviously two paths and that—so we’ve got the actual certification docket that’s before the NYSDEC at this point in time and we expect a decision on that probably sometime in 2015. But also remember that we have the waiver argument in front of the NRC that, you know, we probably wouldn’t get a ruling on that until all of the renewal litigation comes to a close. So that would, you know, it’s probably even beyond 2015.

Stephen Byrd: Okay, understood. And just as follow-up on the accident at Arkansas Nuclear One, is there an NRC process there that we should be thinking about or just as you go through the assessment process. I know its early days, but just should we be thinking about an NRC process that plays into, into that review that you’re doing?

Leo Denault: Stephen, I’m going to let Jeff Forbes, our Chief Nuclear Officer answer that question. I don’t know that Jeff’s had the opportunity to talk to you before but…

Jeff Forbes: The - there is, there has, been engagement on the part of the NRC through the entire timeframe since the event happened. They’ve had inspectors that have been on the ground reviewing the operator response and the actions that we’ve taken to address the event and I really don’t see any risk moving forward with that.

Stephen Byrd: Okay is there an NRC sort of review process that you need to go through in terms of coming forward with a proposed remediation or some sort of review before you are given the official approval to take whatever steps you want to take?

Jeff Forbes: I wouldn’t characterize it as we need their approval to restart, but absolutely. There are steps, but we will review the data that we’ve compiled and our approach and strategy to ensure that there’s no lasting effects from this. And we’ll review that with them. We have conducted some of those reviews already.

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Stephen Byrd: Understood. Thank you very much.

Operator: Our next question will be taken from Scott Senchak with Decade Capital.

Scott Senchak: Hi. Good morning.

Leo Denault: Hi, Scott.

Scott Senchak: Just, you mentioned earlier the importance of investment grade rating, and just looking at the slides and it looks like your EBITDA is declining at the nuclear business, yet the capital requirements in that business are increasing. So, I am just wondering do you see any required actions at this point to offset that decline in cash flow to maintain the investment grade rating?

Leo Denault: Drew?

Drew Marsh: Well, as Leo mentioned, we’ve undertaken a number of different efforts to try and find ways to operate those plants more productively and efficiently going forward. And so that’s been sort of our key focus while we maintain safety and security of those plants. So, we are examining every process up there that we can right now to see if there’s opportunities to sort of change those trends that you’re talking about.

Leo Denault: And Scott, I’ll— I mean just from a historical standpoint, you know, obviously we always have planned liquidity, capital structure and all of that, not at a single point estimate but with the idea that things could turn out better than we thought or worse than they thought, etc. So you know, things like the way our dividend policy has been set out of the utility as opposed to out of total earnings and how we manage liquidity, as I mentioned $3.8 billion of liquidity in the first quarter.

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So I think the bottom line is it’s better when the prices are higher and the margins are bigger, but we plan to be able to withstand when they’re not. It doesn’t mean we don’t do anything about it when they’re not, but that’s kind of a historical perspective.

Scott Senchak: Okay great, thank you very much.

Operator: And we’ll take our next question from Paul Patterson with Glenrock Associates.

Paul Patterson: Hi, can you hear me?

Male: Yes we can Paul.

Paul Patterson: I wanted to touch base with you on the system agreement. It’s rather complicated and we’ve got an expiration year coming up with Arkansas and I guess a little way with Mississippi and there’s some discussion in Texas and I noticed the slides on SERI and what have you. I was just wondering how should we think about the expiration of the system agreement in terms of its potential financial impact on SERI or any – or just in general how should we think about it?

Leo Denault: Theo, do you want to take that?

Theo Bunting: Sure, Paul, first I guess I’d start by saying I don’t believe SERI is a party to the system agreement. So, from a SERI perspective, the elements of system agreement I would not expect to have any impact. I mean, obviously, there is a— you know, SERI owns Grand Gulf and there is a life of unit purchase power arrangement out at Grand Gulf back to various operating companies, but SERI in and of itself is not a party to the system agreement.

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The exit of Arkansas as you said is contemplated at the end of 2013, Mississippi I believe at the end of 2015, and obviously as we’ve worked through the MISO process in Texas, there is a condition around system agreement notification as part of that process in Texas. At this point in time, you know, the agreement is a contractual relationship among the companies and, you know, there is typically an eight-year notification period to exit and, you know, the agreement in and of itself has parameters and provisions. It provides basically tariff schedules, that sort of thing, but you know, I mean the companies will exit as the dates have been defined thus far.

You know, we will continue to work through, you know, what is an efficient exit time line as it relates to Texas as part of our, you know, commitment under the MISO change of control in Texas and you know, we expect to move forward with that as we’ve said we would in the change of control conditions in Texas.

Paul Patterson: I guess what I’m trying to find out here is just in terms of—as the system agreement is unwound, is there any potential that from a wholesale perspective that we’ll see an impact on earnings one way or the other as this – as these states begin to exit? Or is it setup that it’s the last state that’s sort of a, you know, will be the impact. I mean, how should we think about—is there anything we should be thinking about in terms of this rather complicated—I mean it’s just very difficult to follow. I mean, how – if this—as it expires should we think about any financial impact, I guess is what I’m saying.

Theo Bunting: Paul, I’m not… I can’t sit here today and tell you that there’s specific financial impacts that you see. I mean, obviously the agreement is a FERC – it’s a FERC regulated document. The various operating companies have provisions in place today that allow the cost associated that result from that agreement to be effectuated through the regulatory process.

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Obviously as those costs go away, they go away as you would see any other cost, and so, you know, it is an agreement that, again, it kind of governs these intercompany transactions and, you know, it’s not an agreement per se that as companies exit that we would expect to see a detrimental impact on Entergy Corporation.

Paul Patterson: Okay so we shouldn’t expect to see a negative—that’s fine. I mean I just wanted to clarify that there’s no—we shouldn’t see any significant EPS or earnings impact associated with this agreement.

Leo Denault: This is Leo. You shouldn’t, I mean it’s really just a cost allocation. I appreciate your understatement of rather complicated, but it is really more of the way system costs are shared, not—and so it’s not really anything where you should see an impact.

Paul Patterson: Okay, thanks so much for your time.

Operator: We’ll take our next question from Paul Fremont.

Paul Fremont: Thank you very much. I guess the first question would be, you talked earlier about not necessarily seeking compromise in the initial phases of getting the reaction of the intervener parties. Should we anticipate given the number of jurisdictions that this is more likely to go to a litigated order or how would you sort of describe the possibility of settlement in the ITC proceedings?

Leo Denault: Paul, if—it’s just like any regulatory process. You know, we are starting to see what everybody else is putting forward. If there’s room for settlement, that’s always more expeditious and sometimes more efficient. So, if there is potential for that, it’s certainly something that we will pursue and so at this point I wouldn’t say that you can make a call that it’s more likely to go to litigation, to a fully litigated proceeding or not. You know, we are just starting to see what

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everybody’s position is but settling it might be the more efficient way to go about it and certainly that’s something that saves time, effort, money, on everybody’s part if you can get that done and you don’t have to go through the whole process all the way to the end. And I think, you know, quite often, all parties have a desire to see that occur.

Paul Fremont: And I guess my second question has to do with I guess the NRC sort of talked about embrittlement, sort of the initial finding using the old calculation, and then they raised the option of using a different calculation which I guess is a voluntary calculation that the company can do for Palisades. Have you – have you been able to sort of go through the math of the revised calculation to see, to get an indication of where Palisades would stand under the – under the alternative test?

Leo Denault: Jeff?

Jeff Forbes: Yes, thank you. First of all, I’d say just to put this in the proper light here, this is not a new issue that’s unique to Palisades. It’s a generic issue for the industry, where all pressurized water reactors are monitored in the reactor vessel. The public information I think has generated confusion on the risk here, the sort of premature shutdown of Palisades in 2017 and we do say that that’s simply not the case.

There’s a very structured process as you referred to, the alternate methodology, and we’re following that. We will be doing inspections – inspections on the reactor vessel in the fall of this year and then folding that into our calculation and we—our preliminary look at this would indicate that there’s a very low, extremely low probability of there being any meaningful technical issues with that process.

Paul Fremont: So, I mean, in other words you are concluding that you would likely come out okay under the revised calculation based on what you know right now. Is that?

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Jeff Forbes: That’s exactly right. Yes, that’s exactly right.

Paul Fremont: And I guess the last question that I have is there seems to be a lot of regulatory proceedings in Louisiana. You know, if I take also the ITC proceeding, I mean is just the size of the caseload going to represent sort of difficulty in getting answers, timely answers in all of the proceedings that are in front of the Louisiana commission?

Leo Denault: Theo?

Theo Bunting: Paul, it’s—you know as I’ve said to some folks, I mean regulatory proceedings is, I mean we’re a regulated industry. That’s what we do. We’re a regulated company. We have procedural schedules around the ITC transaction. We are working with the staff. As a matter of fact, we had, I believe a scheduling conference yesterday around the Louisiana rate case and I think, you know, we have a schedule to move forward relative to that case.

There are also specific timelines around the EGSL / ELL rate cases in terms of getting a decision out of those cases. So you know, we don’t believe that—the workload itself obviously is challenging to all parties involved but thus far, we’ve seen a willingness of parties to work through various cases and, you know, work through what we view as efficient timelines as it relates to getting decisions within a meaningful timeframe.

Paul Fremont: Great. Thank you.

Leo Denault: Thank you.

Operator: We’ll take our last call from Michael Lapides with Goldman Sachs.

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Neil Mehta: Hi, this is Neil Mehta stepping in for Michael. After acquiring the Rhode Island gas plant a year or so ago, how do you think about the size and scale on the merchant business and whether from an asset perspective this is a business you’d rather seek to grow or reduce in the coming years?

Leo Denault: Well, I’ll start but I’ll let Bill finish off. I mean, the intent is to improve the results of the business. That can come from growing it, that can come from a whole host of different structural things, like we’ve talked about quite a bit in the past. And as far as the Rhode Island plant addition to the fleet, I think I’ll let Bill talk about this, it doesn’t necessarily add to the size of the fleet as much as it adds to the size of the New England fleet. Bill?

Bill Mohl: Yes that’s right. It’s—you know, we’re able to use that asset not only to kind of hedge ourselves from our, with the nuclear fleet that we’ve got, but it’s also provided some good opportunities especially with what we saw in the first quarter of this year to be able to capitalize on that market up there. So, I think Leo is right. We’ve got to focus on kind of getting the portfolio to a position where it looks like it’s sustainable from a long-term perspective. And then we decide what the next steps strategically are, whether to add to that portfolio or to, you know, potentially somebody else to add, you know, would consider that portfolio. I mean, those are the options that we constantly look at. I mean, each and every day we are looking at how do we make it more efficient? How do we make it more profitable? And what are the options on the table to achieve that?

Neil Mehta: Thank you.

Operator: And that concludes today’s conference call. I would like to turn the conference back over to Paula Waters.

Paula Waters: Thank you Tiffany, and thanks to all for participating this morning.

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Before we close, we remind you to refer to our release and website for Safe Harbor and Regulation G Compliance Statements.

Our call is recorded and can be accessed on our website or by dialing 719-457-0820, replay code 9708842.

The recording will be available as soon as practical after the transcript is filed with the U.S. Securities and Exchange Commission due to filing requirements associated with the proposed spin-off and merger of Entergy’s transmission business with ITC.

The telephone replay will be available through May 2, 2013. This concludes our call. Thank you.

Operator: And that concludes today’s conference call. Thank you for your participation.

END

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on Feb. 25, 2013. ITC shareholders are urged to read the prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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Entergy Forward-Looking Information

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s Form 10-K for the year ended Dec. 31, 2012 and (ii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this release and subsequent securities filings and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals.